# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hub Cyber Security Ltd., CIK 0001905660
CUSIP: M6000J184
Title of class of securities: ordinary shares
Address of issuer's principal executive offices: 2 KAPLAN ST., TEL AVIV, Israel (L3), 6473403
Date of event which requires filing of this statement: 06/02/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002135616

## Reporting persons
- Porcello Louis Michael: type of reporting person: individual (IN); citizenship or place of organization: Georgia (GA); sole voting power 130,500; shared voting power 0; sole dispositive power 130,500; shared dispositive power 0; aggregate amount beneficially owned 130,500 (10.2% of the class)

## Item 1. Issuer
Name of issuer: Hub Cyber Security Ltd.
Address of issuer's principal executive offices: 2 KAPLAN ST., TEL AVIV, ISRAEL, 6473403

## Item 2. Person Filing
Name of person filing: Louis Porcello
Address of principal business office or, if none, residence: 2151 E Maddox Road Buford Ga 30519
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 130500
Percent of class: 10.2
Sole power to vote or to direct the vote: 130500
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 130500
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Porcello Louis Michael: Louis Porcello, Account Manager (06/02/2026)